Exhibit 99.1

All amounts in U.S. dollars unless otherwise stated

BROOKFIELD RENEWABLE TO ISSUE

CDN$600 MILLION OF GREEN BONDS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, September 11, 2019 — Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has agreed to issue CDN$600 million aggregate principal amount of medium-term notes, comprised of CDN$300 million aggregate principal amount of Series 12 Notes, due January 15, 2030, which will bear interest at a rate of 3.38% per annum, payable semi-annually (the “Series 12 Notes”) and CDN$300 million aggregate principal amount of Series 13 Notes, due November 5, 2049, which will bear interest at a rate of 4.29% per annum, payable semi-annually (the “Series 13 Notes” and together with the Series 12 Notes, the “Notes”). The Notes will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Notes will be issued pursuant to Brookfield Renewable’s short form base shelf prospectus dated July 17, 2019, and a prospectus supplement and pricing supplements to be dated September 11, 2019. The issue is expected to close on or about September 13, 2019 subject to customary closing conditions.

The Notes will represent Brookfield Renewable’s second and third corporate-level green bonds in Canada. Brookfield Renewable intends to use the net proceeds from the offering of the Notes to repay indebtedness incurred by Brookfield Renewable to fund Eligible Investments (as defined in Brookfield Renewable’s Green Bond Framework), including the early redemption of the 5.14% medium term notes issued by Brookfield Renewable Power Inc. due October 13, 2020. The Green Bond Framework is available on Brookfield Renewable’s website and described in the prospectus supplement.

Each of the Series 12 Notes and Series 13 Notes has been rated BBB+ by Standard & Poor’s Rating Services and BBB (high), Stable trend by DBRS Limited.

The Notes are being offered through a syndicate of agents led by CIBC World Markets Inc., TD Securities Inc., Scotia Capital Inc. and RBC Dominion Securities Inc., and including BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and MUFG Securities (Canada), Ltd.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Further information is available via the website and investors are encouraged to consult the website.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $385 billion of assets under management.

Contact information:

Media:	Investors:
Claire Holland	Divya Biyani
Vice President — Communications	Director — Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	divya.biyani@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expect” and “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.